EXHIBIT 99.6
CHC GROUP LTD.
NON-TRANSFERABLE SUBSCRIPTION RIGHTS
TO PURCHASE PREFERRED SHARES
OFFERED TO SHAREHOLDERS
OF CHC GROUP LTD.
                    , 2014
To Security Dealers, Commercial Banks,
Trust Companies and Other Nominees:
This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by CHC Group Ltd. (the “Company”) of convertible preferred shares, $0.0001 par value per share (the “Preferred Shares”), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record (the “Legacy Shareholders”) of ordinary shares of Company, $0.0001 par value per share (the “Ordinary Shares”), at 5:00 p.m., New York City time, on October 24, 2014 (the “Record Date”). The Rights and Preferred Shares are described in the offering prospectus dated                     , 2014 (the “Prospectus”).
In the Rights Offering, the Company is offering an aggregate of 100,000 Preferred Shares, as described in the Prospectus.
The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on                     , 2014, unless extended (as it may be extended, the “Expiration Date”). Holders of Ordinary Shares held by The Depository Trust Company may exercise their Rights until 2:15 p.m., New York City time, on        , 2014.
As described in the accompanying Prospectus, each beneficial owner of Ordinary Shares registered in the holder’s name or the name of the holder’s nominee is entitled to one Right for each Ordinary Share owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. Each Right will allow the holder thereof to subscribe for 0.001229 Preferred Shares (the “Basic Subscription Right”) at the cash price of $1,000.00 per full Preferred Share (the “Subscription Price”). For example, if a Legacy Shareholder owned 50,000 Ordinary Shares as of 5:00 p.m., New York City time, on the Record Date, it would receive 50,000 Rights and would have the right to purchase 61 Preferred Shares (rounded down to the nearest whole Preferred Share, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.
If a Legacy Shareholder purchases all Preferred Shares available to it pursuant to its Basic Subscription Right, and 6922767 Holding (Cayman) Inc., the Company’s largest shareholder, does not exercise its Basic Subscription Right (as it has notified the Company that it does not intend to do), the Legacy Shareholder will have an over-subscription privilege to subscribe for up to an additional 0.0016422 Preferred Shares, per each Ordinary Share owned, (the “Over-Subscription Privilege”) at the Subscription Price. For example, if a Legacy Shareholder owned 50,000 Ordinary Shares as of 5:00 p.m., New York City time, on the Record Date, his, her or its Over-Subscription Privilege would entitle him, her or it to purchase an additional 82 Preferred Shares for the Subscription Price.
Each Legacy Shareholder will be required to submit payment in full for all the Preferred Shares it wishes to buy pursuant to its Basic Subscription Right and Over-Subscription Privilege. The Basic Subscription Right and the Over-Subscription Privilege may be exercised only for whole shares. Fractional Preferred Shares resulting from the exercise of the Basic Subscription Right and the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole Preferred Share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the completion of the Rights Offering.
To the extent the aggregate Subscription Price of the maximum number of Preferred Shares available to a Legacy Shareholder pursuant to the Over-Subscription Privilege is less than the amount the Legacy Shareholder actually paid in connection with the exercise of the Over-Subscription Privilege, the Legacy Shareholder will be allocated only the number of Preferred Shares available to it as soon as practicable after the Expiration Date, and the Legacy Shareholder’s excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the completion of the Rights Offering.

To the extent the amount the Legacy Shareholder actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price pursuant to the Over-Subscription Privilege, such Legacy Shareholder will be allocated the number of Preferred Shares for which it actually paid in connection with the Over-Subscription Privilege.

We are asking persons who hold Ordinary Shares beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Ordinary Shares directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.
All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	A form of letter that may be sent to your clients for whose accounts you hold Ordinary Shares registered in your name or the name of your nominee;

3.	Beneficial Owner Election Form;

4.	Nominee Holder Certification; and

5.	Notice of Tax Information.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed Beneficial Owner Election Form, with payment of the Subscription Price in full for each Preferred Share subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Beneficial Owner Election Form with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date. A Legacy Shareholder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.
Additional copies of the enclosed materials may be obtained by contacting Georgeson Inc., the information agent. Banks, brokers and all other shareholders should call (888) 607-6511 or email CHCGroup@georgeson.com. You may also reach the Company by contacting Lynn Antipas Tyson, VP, Investor Relations, by telephone at (914) 485-1150 or by email at lynn.tyson@chc.ca.

Very truly yours,

CHC GROUP LTD.

___________________________________________

By:     Russ Hill
Title:     VP, Deputy General Counsel and Corporate Secretary

NOTHING IN THE PROSPECTUS OR IN THE OTHER ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF CHC GROUP LTD., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.